Exhibit 99.1

MDJM Signs Contract for a Sales Agency Service Project

TIANJIN, China, April 26, 2021 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the "Company" or "MDJH"), an integrated real estate services company in China, announced today that it signed a marketing planning and sales agency agreement (the "Agreement") with Tianjin Infrastructure Investment Group (“Tianjin Infrastructure”), a state-owned enterprise specializing in financing, investment, construction and operation of major urban infrastructure. Pursuant to the Agreement, the Company will provide nationwide marketing and sales services to Tianjin Infrastructure's Zhangguizhuang residential construction program in Dongli District, Tianjin (the "Program").

The Program is located near a major transportation route close to subway stations, a high-speed rail line, and an airport. It is positioned as a low-density boutique affordable luxury residential with a total of 652 units available for sales. MDJH will work closely with Tianjin Infrastructure for housing market analysis, competition assessment, marketing and promotion, and sales staff training. The Company will assist Tianjin Infrastructure in establishing a sales management system, managing sales sites and customer information, implementing sales transactions and collections, and following up after sales.

"We are excited about this cooperation as our enterprise value and business capacities are recognized by Tianjin Infrastructure, the leading real estate company in Tianjin. We believe our experience in marketing and sales will greatly assist Tianjin Infrastructure in achieving record sales for the Zhanguizhuang residential program and bring more cooperation opportunities in the future," said Mr. Siping Xu, Chairman and Chief Executive Officer of MDJH.

About MDJM LTD

With branch offices in Tianjin, Chengdu, Suzhou, and Yangzhou, China, MDJH provides primary real estate agency services to real estate developer clients, as well as as-needed real estate consulting and independent training services. The Company also provides tourism development services, including real estate marketing and planning services, real estate agency services, and advertisement planning services. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

About Tianjin Infrastructure Investment Group

Established in 2004 with the direct approval of Tianjin Municipal Government, Tianjin Infrastructure Investment Group is a wholly state-owned enterprise, specializing in financing, investment, construction and operation of major urban infrastructure. It raises funds for urban construction through cultivating listed companies, issuing corporate bonds and attracting strategic investors, and operates urban construction assets with concessions granted by the government. It has a wide range of land parcels in the urban area, ring and outer suburbs of Tianjin with a total of 17 projects covering 563 hectares of lands available for sale. More information can be found at: https://www.tj-chengtou.com/.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. In addition, there is uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on the Company’s operations. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

Investor Contact:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386